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February 23, 2018	Alec F. Orudjev
(202) 724.6846
aorudjev@schiffhardin.com

VIA SEC EDGAR

Mail Stop #4561

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Wray, Attorney-Advisor

Edwin Kim, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Re:	CLPS Incorporation

Amendment No. 1 to

Draft Confidential Registration Statement on Form F-1

Submitted January 19, 2018

CIK No. 0001724542

Dear Ms. Wray:

This letter sets forth the responses of CLPS Incorporation (the “Company”) to the comment letter, dated February 16, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Submission of its Draft Registration Statement on Form F-1, submitted confidentially on January 19, 2018 (the “Draft Registration Statement”). This letter and Confidential Draft Submission No. 2 of the Draft Registration Statement (the “DRS No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. 2 marked to indicate changes from the version confidentially submitted on January 19, 2018. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of the DRS No. 2.

Facing Page

1.       Further to prior comment 1, please advise why you have checked the box that your offering will be made on a delayed or continuous based pursuant to Rule 415.

Response:         As noted in the Calculation of Registration Fee and elsewhere in the DRS No. 2, certain securities being offered (namely, the underwriters’ share purchase warrants and the Company’s shares issuable upon exercise of such warrants) on a delayed or a continuous basis pursuant to Rule 415 of the Securities Act. Therefore, the Company checked the appropriate box on the facing page.

February 23, 2018

Prospectus Summary

General

2.       We note the list of risks and uncertainties relating to your company and business identified at the bottom of page 6. Please insert an appropriate heading to this subsection, to distinguish it from the subsection above captioned “Our Competitive Strengths.” In addition, please expand the bullet point regarding your “reliance on a relatively small number of major clients” to reflect that a single customer accounted for 38.6% and 59.2% of your total revenue for fiscal years 2017 and 2016, respectively. We note in this regard your response to prior comment 21 stating that you believe that for the foreseeable future you will continue to derive a significant portion of your revenues from a small number of major clients.

Response:        The DRS No. 2 reflects the Company’s edits to its disclosures in response to the foregoing comment on p. 6.

Our Business

Corporate History and Background, page 53

3.       We note your responses to prior comments 19 and 31 regarding your reorganization transactions in 2017. On page 54, you provide a diagram of ChinaLink Professional Services, Co. Ltd (“CLPS Shanghai”) as it existed prior to your reorganization transactions in 2017. Your current organization structure is provided on page 7 of your prospectus showing CLPS Shanghai as a wholly-owned subsidiary of CLPS Inc. through several holding companies, Qinheng Co. Ltd (“Qinheng”), Shanghai Qincheng Information Technology Co., Ltd. (“CLPS QC (WOFE)”), and Qiner Co. Ltd. (“Qiner”). Please revise to describe the transactions that resulted in Qinheng, CLPS QC (WOFE), and Qiner, and CLPS Inc. ultimately, acquiring CLPS Shanghai. Your narrative discussion on pages 53 and 54 omits the October 31, 2017 and November 2, 2017 equity transfers, briefly discussed on pages 40 and 81, which resulted in CLPS QC (WOFE) and Qiner owning CLPS Shanghai and CLPS Inc. owning Qiner. Your revised disclosure should provide a more detailed description of the November 2, 2017 equity transfers and all of the material terms of the three Share Purchase Agreements entered into in August 2017 and briefly mentioned on page 54. In addition, please consider including a diagram of your current organizational structure at the end of this section to add clarity and include headings for both diagrams to clarify which is your historical structure and which is your current structure.

Response:       The Company has revised “Corporation History and Background” section to disclose all transactions related to reorganization of the group companies between June and November, 2017, and provided a detailed diagram of CLPS Shanghai after such transactions.

February 23, 2018

4.       We note your response to prior comment 20 regarding the operations of your wholly owned subsidiaries and equity interests. Your revised disclosure indicates whether each entity provides both consulting and solutions or only consulting. Please expand your disclosure to provide more detail about the nature of the consulting or solutions each entity provides. To the extent possible, clarify if and how the operations of each entity differ from one another.

Response:       IT consulting services primarily include application development services for banks and institutions in the financial industry and are billed for on a time-and-expense basis. Customized IT Solutions Service primarily include customized solution development and maintenance service for general enterprises and are billed for on a fixed-price basis. The following entities provide either consulting or solution services or both, depending on where our clients are located. The extent and nature of our services to our clients change as our clients’ needs change over time:

●	CLPS Dalian provides both consulting and solution services. CLPS Dalian services clients in China’s north east region, including Dalian.
●	CLPS RC provides both consulting and solution services. CLPS RC focuses on small and medium domestic financial institutions.
●	CLPS Beijing provides both consulting and solution services. CLPS Beijing services clients in China’s central east region, including Beijing and Tianjin.
●	CLPS AU currently only provides consulting services. CLPS AU services clients in Australia.
●	CLPS SG currently only provides consulting services CLPS SG services clients in South East Asia region, including Singapore.
●	Judge China is a joint venture with The Judge Group in the US. Judge China continues to service The Judge Group’s clients in China. Judge China focuses on expanding its client bases with collaboration efforts with The Judge Group.
●	CLPS Hong Kong currently only provides consulting services. CLPS Hong Kong services clients in East Asia region, including Hong Kong.
●	CLPS Shenzhen currently only provides consulting services. CLPS Shenzhen services clients in Shenzhen.
●	CLPS Guangzhou currently only provides consulting services. CLPS Guangzhou services clients in Guangzhou.
●	CLPS Shanghai holds 30% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS RC, CLPS Beijing and Judge China all contribute material amounts of the Company’s total revenues.

The Company has updated the disclosures appearing on p. 55 in the DRS No. 2 to reflect this narrative.

February 23, 2018

Industry and Market Background, page 3

Solution Services, page 58

5.       We note that your technology solutions include products based on block chain technology. Please provide us with a detailed explanation of these block chain-related solutions, in particular the loyalty rewards solution based on block chain technology that you have developed and implemented at several Chinese banks.

Response:       The loyalty rewards solution is based on block chain technology setups the consortium block chain for the banks, the merchants, and the consumers. It allows our consumers to manage and use their rewards among different banks and merchants, as well as transfer rewards among different consumers. There are four layers in the overall architecture in this solution, including the block chain core layer, the block chain SDK layer, the application system layer and the front-end layer. Currently, we have developed and implemented the loyalty rewards solution based on the block chain technology for Jiangnan Rural Commercial Bank, and completed the pilot phase of this solution for the Taicang Rural Commercial Bank.

Government Regulation, page 70

6.       We note your response to prior comment 9 regarding your lack of qualification certificates from the Ministry of Industry and Information Technology for companies that engage in systems integration. Please revise your disclosure in this section to clarify, as stated in your response, that you do not maintain such certificates and do not engage in the systems integration business. Further, please clarify in an appropriate place in the filing the differences between the systems integration business that requires qualification by MIIT and your services that you describe as “system design, planning and integration based on customers’ specific needs,” on page 47. In addition, we note your statement on page 24 that companies “planning to set up information systems may only retain systems integration companies with appropriate qualification certificates;” please clarify whether any systems integration companies you have retained possess the appropriate certificates.

Response:        In response to the Staff’s comment, the Company has amended its DRS No. 2 disclosures appearing on p. 72 to read, in part, as follows:

“Information systems integration” means plan, design, development, implementation, service and safeguard of computer system and network system. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates.

In addition, the Company has amended DRS No. 2 disclosures appearing on p. 24 to read, in part, as follows:

Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates.

The Company has not retained any systems integration companies which requires or possesses the appropriate certificates.

February 23, 2018

Related Party Transactions, page 81

7.       We note your response to prior comment 28 regarding your related party transactions from the fiscal year ended June 30, 2015. Please further revise your disclosure to provide a description of the material terms of any agreements related to the amounts due from Mr. Yang and Mr. Lin, $353,011 and $1,094,367, respectively, as of June 30, 2015. If these were advances or loans, please clarify.

Response:       The amounts due from Mr. Yang and Mr. Lin of $353,011 and $1,094,367 as of June 30, 2015, respectively, represented short term loans to them with annual interest of 6% and due on demand. These loans were fully repaid in August 2015. For the years ended June 30, 2016 and 2015, the interest income was $Nil and $ 107,662, respectively. The Company amended the disclosures in the DRS No. 2 on p. 82 to address the Staff’s comment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8.       We note from your response to prior comment 38 that you use the best estimate of selling prices of the solution development services and PCS (and specific service if applicable) as the basis of revenue allocation. Please clarify if any of your arrangements are within the scope of ASC 985-605. If so, explain how you considered the guidance in ASC 985- 605 to allocate fair value to the various elements in these arrangements. We refer you to ASC 985-605-25-6 and 25-9.

Response:       The Company has considered the guidance in ASC 985-605 and has determined that the Company’s arrangements with clients do not fall within the scope of software revenue recognition guidance of ASC 985-605. The Company has analyzed the scope of the software revenue recognition guidance in ASC 985-605-15-3 and concluded that it is not currently required to apply such software revenue recognition guidance to any of its services because the focus of the Company’s service offering has been customized solutions provided to its clients, and the Company has not been licensing, selling, leasing or otherwise marketing software. Therefore, as described in more detail below, the Company has concluded that the software element of its services is not more than incidental to its services.

In reaching this conclusion, the Company considered the following factors specified by ASC 985-605-15-13:

As part of its software development services, the Company focuses on developing customized IT solutions for its clients. Although the Company has used certain software tools in its services, the Company has not historically licensed, sold or otherwise marketed any core or off-the-shelf software products to its clients as part of its solutions and services or separately. Thus, the Company’s past arrangements with clients have never included a software licensing element. The Company has not generated any significant amounts of revenues from its software. The software has not been a focus of marketing, and the Company has been marketing its services as provision of highly customized solutions to client’s needs and orders not focused around any readily available software solution.

February 23, 2018

The Company’s services are highly customized to clients’ needs and have not been focused around any specific software solution. Therefore, historically, the Company has not incurred significant amounts of time and effort nor incurred significant cost to develop software that it intends to sell, lease, or otherwise market. The Company’s customer support type service has not provided enhancements and upgrades to software licensed, sold or otherwise marketed.

Based on the foregoing, the Company has concluded that software is not the key element of marketing its service offerings for the years ended June 30, 2017 and 2016. Therefore, the Company has concluded that its arrangements with clients do not fall within the scope of paragraph 2 of ASC 985-605-25. This may change in future, if the Company plans to develop and market the certain software products that it has accumulated from the experience in developing customized solutions.

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We thank the staff for its review of the foregoing submission. Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Xiao Feng Yang, Chairman, CLPS

Raymond Ming Hui Lin, Chief Executive Officer, CLPS

Tian van Acken, Chief Financial Officer, CLPS

Ralph V. De Martino. Esq., Schiff Hardin LLP